

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2016

Mitch Barns
Chief Executive Officer
Nielsen Holdings plc
85 Broad Street
New York, New York 10004

      Re: Nielsen Holdings plc
                 Form 8-K
                 Furnished October 25, 2016
                 File No. 001-35042

Dear Mr. Barns:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in the comment below. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K furnished on October 25, 2016

1. We note that you adjust the income tax provision to reflect the cash taxes paid during the period in your calculation of Adjusted Net Income and Adjusted Net Income per Share. Your income tax provision adjustment is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mitch Barns
Nielsen Holdings plc
December 14, 2016
Page 2

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services